Response Biomedical and Shionogi Collaborate on
RAMP BNP Test For Congestive Heart Failure

Vancouver, British Columbia, October 18, 2004 – Response Biomedical Corp. (TSX-V: RBM) today announced a collaboration with Shionogi & Co., Ltd to develop a rapid quantitative RAMP® test for BNP (B-type natriuretic peptide), a proprietary cardiovascular marker test to assist in the diagnosis and management of congestive heart failure. Response Biomedical will develop the new RAMP BNP Test for Shionogi which has exclusive rights to BNP in Japan. Shionogi will fund development and will be responsible for regulatory affairs, marketing and distribution of the RAMP BNP Test in the Japanese market.

“Having successfully completed the feasibility of the RAMP BNP Test, we are very excited to form a relationship with Shionogi, a leading Japanese pharmaceutical company. This development agreement for a BNP test is a significant first step in broadening the Company’s clinical product portfolio with several new product candidates currently under evaluation in cardiovascular testing,” states Bill Radvak, President and CEO. “We are very confident in our abilities to rapidly develop and commercialize a point-of-care BNP Test with lab quality performance to meet the needs of the Japanese medical community. We expect the point-of-care BNP test will find strong market acceptance in Japan and enhance revenue from sales of the three FDA-cleared RAMP Cardiac Marker Tests.”

About Congestive Heart Failure and BNP:
Congestive heart failure (CHF) affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. According to the American Heart Association, approximately 5 million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. An estimated US$23.7 billion will be spent caring for current CHF sufferers. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

Elevated levels of BNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of CHF. The annual market for BNP testing is estimated to be US$500 million, with significant growth expected due to the increasing rate of adoption by the international medical community. BNP testing is gaining widespread acceptance as a routine procedure in the monitoring of patients with heart failure. Numerous clinical trials are exploring other cardiovascular applications, including acute coronary syndromes and heart surgery eligibility and prognosis.

BNP is secreted into the bloodstream by the heart in response to ventricular hypertrophy and pressure overload. BNP acts to relieve the pressure. The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. Clinical trials have demonstrated that rapid BNP testing in the emergency department can reduce hospital admissions, total treatment time and treatment costs. It has also been demonstrated that a single, point-of-care BNP test performed immediately upon arrival at the emergency department provided greater diagnostic accuracy than a clinician using historical data, physical examinations, conventional laboratories and chest x-rays. For more information, please visit the US FDA website.

About Shionogi & Co., Ltd:
Shionogi & Co., Ltd. (www.shionogi.co.jp), headquartered in Osaka, is one of the leading pharmaceutical companies in Japan. The Company recorded total net sales for fiscal year ended March 31, 2004 of approximately US$1.82 billion. Operating divisions are focused on pharmaceuticals, diagnostics, industrial chemicals and capsule business. Shionogi has marketed SHIONORIA BNP in Japan since 1994 as diagnostics and in Europe since 1997 as reagents for research use by medical doctors and laboratory investigators.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com